

April 9, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Nudrat Salik
               Al Pavot

Re: STERIS plc
Form 10-K for the Year Ended March 31, 2023
File No. 001-38848

Ladies and Gentlemen:

STERIS plc (the "Company," "we" or "our") is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated March 22, 2024, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2023, filed May 26, 2023 ("Fiscal 2023 Form 10-K").

Below are the Company's responses. For the convenience of the Staff, the Company has repeated the Staff's comment before the corresponding response.

Form 10-K for the Year Ended March 31, 2023

Results of Operations, page 31

1. *Based on the disclosures in financial statement Notes 8 and 11, it appears that your operations in Ireland comprised 40% of your 2023 consolidated pre-tax income even though the revenue from these operations comprised less than 2% of consolidated revenue. Consequently, it appears that an expanded disclosure about your operations in Ireland is necessary to an understanding of your operating results. Please disclose why the operations in Ireland appear to comprise a disproportionate share of your consolidated pre-tax income. Identify the specific economic, geographic, and business factors that have enabled your operations in Ireland to generate levels of pre-tax income that exceeded 83%, 107%, and 101% of corresponding Irish revenues in 2023, 2022 and 2021 respectively. Explain how these profit margins are possible given that less than 4% of your reported property, plant and equipment is in Ireland. Explain why your Irish pre-tax income has increased from 4% of your consolidated pre-tax income*

in 2019 to 40% in 2023. Explain how your allocation of interest expense impacts an understanding of the reported pre-tax income amounts for your operations in Ireland. Please address any material unusual or nonrecurring items that have had, or are expected to have, an impact on the profitability of your Irish operations. The disclosure should enable readers to accurately assess the correlation between your reported Irish revenues and pre-tax income amounts. See Item 303 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff's comment. The comment addresses several disclosures found in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, and the footnotes to the consolidated financial statements. However, we believe the Staff's core question relates to the drivers of pre-tax income attributable to Ireland, the Company's country of domicile.

The Company provides disclosures of pre-tax income and income tax expense by tax jurisdiction, domestic and foreign, in accordance with S-X 4-08(h). Pre-tax income is attributed to tax jurisdictions based on entities' country of domicile. Therefore, pre-tax income attributed to Ireland is the sum of pre-tax income generated by our entities domiciled in Ireland.

Since March 28, 2019, when the Company changed its domiciliation from the United Kingdom to Ireland, STERIS Irish FinCo Unlimited Company ("Irish FinCo"), a wholly owned, indirect subsidiary incorporated under the laws of Ireland, has been the primary source of intercompany financing for the Company and its consolidated subsidiaries. Irish FinCo has continued to expand its borrowing and intercompany lending activities to fund acquisitions, capital investments, and working capital needs of the consolidated group. As a result, the majority of pre-tax income in Ireland for the fiscal year ended March 31, 2023 ("Fiscal 2023") is derived from net interest income earned through the intercompany financing activities of Irish FinCo and therefore does not correlate to the Ireland portions of consolidated revenue or property, plant and equipment.

The Company does not allocate interest expense. Interest expense is instead recorded at the entity that incurred the expense. The interest income earned by Irish FinCo is accounted for as intercompany interest income. While eliminated in consolidation, the intercompany interest income earned by Irish Finco is attributable to the Ireland tax jurisdiction. The expanded activities of Irish FinCo, and resulting increase in net interest income, is the primary driver of the overall increase in pre-tax income attributable to the jurisdiction of Ireland from $13.7 million (4% of total) for the fiscal year ended March 31, 2019 to $62.7 million (40% of total) in Fiscal 2023.

We recognize that our disclosures should provide readers insight into the drivers of our overall pre-tax income, income tax expense, and effective tax rate. While we believe that our disclosures in Item 7, Management's Discussion and Analysis, appropriately highlight the most significant drivers of the variances when comparing Fiscal 2023 results to Fiscal 2022 results, we also acknowledge that enhanced disclosures could provide additional clarity for readers regarding the impact of our Irish domicile and internal financing structure on our jurisdictional pre-tax income, income tax expense, and total effective tax rate. Therefore, we will enhance our disclosures in the Company's Annual Report on Form 10-K for the year ended March 31, 2024 ("Fiscal 2024 Form 10-K") with additional narrative disclosure. Below is the Company's proposed additional disclosure for the Staff's review.

Proposed additional disclosure in both Results of Operations in Management's Discussion and Analysis and Footnote 8 of the consolidated financial statements:

The effective tax rate is affected by i) the fact that our parent entity is an Irish resident taxpayer, ii) the tax rates in Ireland and other jurisdictions in which we operate, and iii) the relative amount of income before taxes earned by jurisdiction, which is impacted by our internal financing structure. The majority of income before income taxes attributed to Ireland is the result of the intercompany financing activities of a wholly-owned Irish financing company, which are driven by funding needs for acquisitions, capital investments, and working capital of the consolidated group.

Business Segment Results of Operations, page 34

2. *Please disclose the extent to which segment revenue variances were attributable to changes in prices <u>or</u> to changes in volume. In this regard, the existing disclosures attribute the variances to "increases in volume and pricing" so it is not clear whether the price and volume changes had equal or disproportionate impacts. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K.*

   <u>Response:</u>

   The Company respectfully acknowledges the Staff's comment. The Company sells a wide range of products, including capital equipment and consumables, and services to Customers, as described in Item 1. Business in our Fiscal 2023 Form 10-K. These products and services vary so greatly in terms of pricing structures and unit volumes at which they are sold that the Company cannot precisely quantify the impact that changes in prices or volume of products and services sold has on the change in segment revenue from period to period.

   However, for managerial purposes, we estimate these impacts at a higher level to understand changes in revenue and will enhance our disclosures to provide clarity for the reader regarding the relative significance of referenced key drivers on the material changes in segment revenues in the Company's Fiscal 2024 Form 10-K.

   For illustrative purposes, below is the Company's proposed disclosure using the above-referenced Fiscal 2023 Form 10-K as a model. Revisions have been marked to facilitate the Staff's review.

The following table compares business segment revenues as well as impacts from acquisitions, divestitures, and foreign currency movements for the year ended March 31, 2023 to the year ended March 31, 2022.

	Years ended March 31,							
	As reported, GAAP		Impact of Acquisitions	Impact of Divestitures	Impact of Foreign Currency Movements	GAAP Growth	Organic Growth	Constant Currency Organic Growth
	2023	2022	2023	2022	2023	2023	2023	2023
Segment revenues:								
Healthcare	$ 3,085,131	$ 2,845,467	$ 98,400	$ (101,631)	$ (52,416)	8.4 %	8.9 %	10.8 %
Applied Sterilization Technologies	914,431	852,972	—	—	(37,750)	7.2 %	7.2 %	11.6 %
Life Sciences	536,704	524,964	2,800	(5,502)	(12,842)	2.2 %	2.8 %	5.3 %
Dental	421,573	361,661	65,009	—	(6,442)	16.6 %	(1.4)%	0.4 %
Total	$ 4,957,839	$ 4,585,064	$ 166,209	$ (107,133)	$ (109,450)	8.1 %	7.0 %	9.4 %

Note: Organic revenue growth and constant currency organic revenue growth are non-GAAP financial measures of revenue performance. Organic revenue growth is calculated by removing the impact of acquisitions and divestitures for one year following the respective transaction from the GAAP revenue growth. Constant currency organic revenue growth is subject to a further adjustment to eliminate the impact of foreign currency movements.

Healthcare revenues increased 8.4% in fiscal 2023, as compared to fiscal 2022, reflecting growth in capital equipment, service, and consumable revenues of 14.6%, 7.5%, and 4.6% respectively. This increase reflects The constant currency organic growth of 10.8% is primarily due to increased volume and, impacting revenues by a high single digit percentage, as well as increased pricing, partially offset by unfavorable fluctuations in currencies. The Healthcare segment's backlog at March 31, 2023 amounted to $494.7 million. Excluding Cantel, the Healthcare segment's backlog at March 31, 2022 was $423.6 million. In addition to the added volume from Cantel, the increase is primarily due to built up demand and supply chain disruptions.

AST revenues increased 7.2% in fiscal 2023, as compared to fiscal 2022. The increase was constant currency organic growth of 11.6% is primarily due to increases in volume and pricing, partially offset by unfavorable fluctuations in currencies both contributing mid-single digit percentage increases.

Life Sciences revenues increased 2.2% in fiscal 2023, as compared to fiscal 2022 reflecting growth in capital equipment, service, and consumable revenues of 3.6%, 3.4%, and 0.7% respectively. This increase was The constant currency organic growth of 5.3% is driven by increased low-single digit percentage increases in both volume and pricing, partially offset by divestiture activity and unfavorable fluctuations in currency. The Life Sciences backlog at March 31, 2023 and 2022 amounted to $104.9 million and $104.7 million, respectively.

Dental segment revenues increased 16.6% to $421.6 million in fiscal 2023, as compared to $361.7 million from the Cantel acquisition date of June 2, 2021 through

March 31, 2022. ~~*The increase was driven primarily*~~ *On a constant currency organic basis, Dental revenues were about flat with price favorably impacting revenues* by ~~the timing of the Cantel acquisition.~~ *mid-single digits to offset a decline in volume.*

Note 8, page 80

3.   *Please provide us with a quantified analysis that explains how you calculated the reported $62,664 Ireland operations 2023 pre-tax income amount. Please explain whether there are any material differences in how this amount was derived versus how the $74,463 Irish revenue amount on page 94 was derived. Please quantify the impact of such differences. Tell us whether the reported amounts for 2022 and 2021 were determined in the same manner. We may have further comment.*

Response:

The Company respectfully acknowledges the Staff's comment. Fiscal 2023 pre-tax income attributable to the tax jurisdiction of Ireland is the sum of pre-tax income associated with entities domiciled in Ireland. Unlike pre-tax income, the disclosure of revenues by geography on page 94 is based on geographic market of the Customer regardless of the legal domicile of the subsidiary.

The following provides additional detail regarding the sources of revenue and pre-tax income attributable to Ireland.

1.   Consolidated revenues from operations derived from commercial operating subsidiaries, regardless of where domiciled, delivering products and services to Customers in Ireland totaled $74.5 million.
2.   Commercial operating entities domiciled in Ireland generated approximately $16.3 million of pre-tax income and hold the property, plant and equipment attributed to Ireland.
3.   Irish FinCo generated none of the consolidated revenue from operations and approximately $62.6 million of pre-tax income.
4.   Holding companies domiciled in Ireland generated none of the consolidated revenue from operations and a pre-tax loss of approximately $16.3 million.

Amounts reported for Fiscal 2022 and Fiscal 2021 were derived in the same manner.

* * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact me at +1(440) 392-7134.

Very truly yours,

/s/ Michael J. Tokich
Michael J. Tokich
Senior Vice President and Chief Financial Officer

cc: Karen L. Burton
    Vice President, Chief Accounting Officer